United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company)

NATIONAL HOLDINGS CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

ROBERT B. FAGENSON

Chief Executive Officer

National Holdings Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

(212) 417-8000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

KENNETH R. KOCH, ESQ.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2016 (the “Schedule 14D-9”) by National Holdings Corporation, a Delaware corporation (the “Company”), relating to the tender offer by FBIO Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), which is a wholly-owned subsidiary of Fortress Biotech, Inc., a Delaware corporation (“Fortress”), to purchase all of the outstanding shares of common stock, par value $0.02 per share (the “Common Stock”) of the Company for $3.25 per share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer”). The Offer is described in a Tender Offer Statement filed by Fortress and Acquisition Sub under cover of Schedule TO with the SEC on August 12, 2016 (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 12, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Item 3. “Past Contacts, Transactions, Negotiations, and Agreements—Consideration for Shares Tendered Pursuant to the Offer” is hereby amended and supplemented so that the table and related footnotes underneath the heading “Consideration for Shares Tendered Pursuant to the Offer” are amended solely to reflect the fact that the Company was advised that effective August 1, 2016, Joshua Silverman relinquished voting and dispositive power over shares owned by Iroquois and, accordingly, Mr. Silverman no longer beneficially owns any shares of Common Stock, though he has retained a pecuniary interest therein.

Item 3. “Past Contacts, Transactions, Negotiations, and Agreements – Effect of Merger on Options” is hereby amended and supplemented by replacing the third paragraph and table under such subsection in its entirety with the paragraph and table below:

As set forth in the table below, as of August 8, 2016, certain of the directors and executive officers of the Company held stock options, both vested and unvested, granted under the Company’s existing stock plans to purchase a total of 510,000 shares of Common Stock. Except as set forth below, the exercise price with respect to such options is in excess of the Offer Price.

Name	Number of Stock Options	Value of Stock Options
Executive Officers and Directors
Robert B. Fagenson Executive Chairman and Chief Executive Officer	150,000	$0
Mark Goldwasser Director	150,000	$0
Richard Abbe Director	—	$0
James Ciocia Director	—	$0
Salvatore Giardina Director	6,000	$0
William Lerner Director	6,000	$1,500
Frank S. Plimpton Director	6,000	$0
Frederic B. Powers III Director	6,000	$1,500
Joshua Silverman Director	—	$0
Frederick Wasserman Director	6,000	$0
Glenn C. Worman Executive Vice President – Finance, and Chief Operating Officer	180,000	$0
Alan B. Levin Chief Financial Officer	—	$0

Item 4.	The Solicitation or Recommendation

Item 4(c). “The Solicitation or Recommendation—Intent to Tender” is hereby amended and restated in its entirety as follows:

(c) Intent to Tender

To the Company’s knowledge, and after reasonable inquiry, subject to market conditions, the following executive officers and directors (and their affiliates) of the Company currently intend to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own, as follows: Frank Plimpton (except for shares underlying his out-of-the-money options, which he intends to retain), Glenn C. Worman (except for shares underlying his out-of-the-money options, which he intends to retain), Frederick B. Powers III (except for the 6,000 shares underlying his in-the-money options, which he intends to retain) and Alan Levin each intend to tender 100% of the shares of Common Stock that they beneficially own; Frederick Wasserman intends to tender approximately 50% of the shares of Common Stock that he beneficially owns (except for shares underlying his out-of-the-money options, which he intends to retain); Robert B. Fagenson intends to tender between approximately 60% and 65% of the shares of Common Stock that he beneficially owns (except for shares underlying his out-of-the-money options, which he intends to retain); Mark Goldwasser intends to tender between approximately 75% and 100% of the shares of Common Stock that he beneficially owns (except for shares underlying his out-of-the-money options, which he intends to retain); James Ciocia intends to tender approximately 50% of the shares of Common Stock that he beneficially owns; and Richard Abbe intends to tender approximately 50% of the shares of Common Stock that he beneficially owns (including shares of Common Stock over which Iroquois Capital Management, LLC, Iroquois Master Fund Ltd. and Mr. Abbe have shared voting and investment power). William Lerner intends to retain the 6,000 shares underlying his in-the-money options and does not beneficially own any other shares of Common Stock. Salvatore Giardina intends to retain the shares underlying his out-of-the-money options and does not beneficially own any other shares of Common Stock. The Company was advised that effective August 1, 2016, Joshua Silverman relinquished voting and dispositive power over shares owned by Iroquois and, accordingly, Mr. Silverman no longer beneficially owns any shares of Common Stock, though he has retained a pecuniary interest therein.

There can be no assurances that any of the aforementioned stockholders will tender any of their respective shares of Common Stock pursuant to the Offer. The intent of any Company director to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own is a personal investment decision based on such director’s particular circumstances and is not, and should not be construed as, the recommendation of the Board.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL HOLDINGS CORPORATION

By:	/S/ Robert B. Fagenson
Name:	Robert B. Fagenson
Title:	Executive Chairman and Chief Executive Officer

Dated: September 7, 2016